UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File No. 001-40387

THE LION ELECTRIC COMPANY
(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Further to the Form 6-K filed by the Lion Electric Company (the “Company”) with the U.S. Securities and Exchange Commission on July 17, 2023, the Company is furnishing an executed copy of the Second Amended and Restated request for Consent of the Administrative Agent and the Lenders, dated as of July 12, 2023, among the Company, the guarantors from time to time party thereto, as guarantors (the “Guarantors”), the lenders from time to time party thereto, including National Bank of Canada (“NBC”), Bank of Montreal and Federation des Caisses Desjardins du Quebec, as lenders (the “Lenders”), and NBC, as administrative agent (the “Administrative Agent”), as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Second Amended and Restated request for Consent of the Administrative Agent and Lenders, dated as of July 12, 2023 among the Company, the Guarantors, the Lenders and the Administrative Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY
Date: August 3, 2023	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer